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SEC FILE NUMBER

CUSIP NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	June 30, 2010

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
Trico Marine Services, Inc.

Full Name of Registrant

Former Name if Applicable
10001 Woodloch Forest Drive
Suite 610

Address of Principal Executive Office (Street and Number)
The Woodlands, Texas 77380

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
As further discussed in Part IV of this Form 12b-25, Trico Marine Services, Inc. (“we,” “us,” “our” and the “Company”) and certain of its domestic subsidiaries have been engaged in negotiations with its lenders and noteholders on the terms of a comprehensive financial restructuring, the goal of which is to substantially reduce its indebtedness and provide a long-term solution for its balance sheet. The efforts associated with these ongoing discussions has caused a delay in the ability of the Company to close its books and records, finalize its operating results and prepare its financial statements for the quarter ended June 30, 2010. For these reasons, the Company has not been able to file its Quarterly Report on Form 10-Q for the quarter ended June 30, 2010 (the “Quarterly Report”), within the prescribed time period. Management is diligently working to close its books and records and prepare financial statements as soon as possible with a target of filing the Quarterly Report within the grace period prescribed by Rule 12b-25 under the Securities Exchange Act of 1934, as amended.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Brett Cenkus	713	780-9926
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Non-Compliance with Debt Covenants
     As previously announced in an 8-K filed August 5, 2010, the Company believes it is highly unlikely that it will remain in compliance in future periods with covenants requiring it to achieve financial thresholds, including both

EBITDA and liquidity thresholds in its $25 million U.S. credit facility, the 11 7/8% senior secured notes issued by Trico Shipping AS (“Trico Shipping”) and Trico Shipping’s working capital facility. In particular, the Company expects that it may not be in compliance with financial covenants requiring the Company to achieve specific EBITDA targets measured over the trailing twelve months. If the Company fails to maintain compliance with these covenants under the various indentures and forbearance agreements, its creditors may take certain actions, including declaring the outstanding principal of the applicable debt to be due and payable immediately. In addition, the Company’s results of operations may limit Trico Shipping’s ability to access additional funds under its working capital facility.
Anticipated Changes in Results of Operations — Quarter Ended June 30, 2010 Compared to the Quarter Ended June 30, 2009
     As of the date of this filing, we have not closed our books and records and therefore have not prepared and finalized our consolidated financial statements and required disclosures for inclusion in the Quarterly Report and our independent registered public accounting firm has not completed their review procedures. As a result, preliminary financial results referred to in this Form 12b-25 could change materially.

     As previously reported on a Form 8-K filed on August 5, 2010, we and our financial advisors are in discussions with our existing debt holders and our advisors regarding restructuring certain of our debt obligations. While these discussions are under way, there is no assurance that such discussions will continue or such restructuring will be consummated. Additionally, even if agreements regarding financial restructuring are reached within the necessary time periods, we may need to undertake bankruptcy proceedings in order to implement the debt restructurings and/or achieve other changes to our cost structure. We may also be required to undertake bankruptcy proceedings as a result of our inability to meet past, current and future commitments. Our credit and business risk profiles could be adversely affected by a bankruptcy filing, which may have a materially adverse effect on our business and results of operations.
     At June 30, 2010, we had available cash of $32 million (this amount and other amounts in this report reflecting U.S. Dollar equivalents for foreign denominated debt amounts are translated at currency rates in effect at June 30, 2010). This available cash reflects $22 million (net of debt repayments and associated fees) drawn from our working capital facilities during the calendar quarter ended June 30, 2010. As of June 30, 2010, all of our consolidated outstanding indebtedness, in the approximate amount of $769 million, was classified as current liabilities. Our cash and credit capacity have not been sufficient to enable us to meet our obligations, and our forecasted cash and available credit capacity are not expected to be sufficient to meet our other commitments as they come due over the next twelve months.
     In light of our results of operations, we are renegotiating with certain of our lenders the terms and conditions of our previously disclosed debtor-in-possession financing commitment.
     We expect our operating results for the quarter ended June 30, 2010 compared to the quarter ended June 30, 2009 to reflect a decline in revenue and lower operating income primarily as a result of lower utilization in some areas, exiting the Gulf of Mexico region, fewer vessels due to the sale of eleven vessels primarily in the second half of 2009 and six in 2010, and the deconsolidation of Eastern Marine Services Limited as of January 1, 2010. Operating income is also expected to be lower due to a reduction in gains from the sale of assets recorded in 2010 compared to 2009. The 2010 results are also expected to include higher interest expense and foreign exchange loss related primarily to Trico Shipping’s 11 7/8% senior secured notes and certain intercompany notes. Other non-operating items included reorganization costs in 2010 and refinancing costs in 2009. As indicated below, we are in the process of finalizing certain impairment analyses on tangible and intangible assets that could result in impairment charges.
     At June 30, 2010, we updated our earlier impairment assessment of intangible assets performed as of December 31, 2009, due to changes in the key assumptions associated with our liquidity restraints used in our fair value calculation. We expect to recognize an impairment charge upon completion of our assessment.
     We are currently in a dispute with the Tebma shipyard in India regarding the construction of the following six vessels for Trico Subsea AS: Hulls No. 120, 121, 128 and 129 (the “Four Cancelled Tebma Vessels”) and Hulls No. 118 and 119 (the “Two Remaining Tebma Vessels”). Trico Subsea AS and Tebma dispute whether the construction contracts of each of the vessels remains in effect; if not, by whom and for what reason the contracts were cancelled; and whether Trico Subsea AS has the right to call on refund guarantees issued for its benefit. The refund guarantees are issued by several Indian financial institutions in the aggregate amount of approximately $19 million with respect to the Four Cancelled Tebma Vessels, and in the aggregate amount of approximately $22 million with respect to the Two Remaining Tebma Vessels. Since July 1, 2010, (i) Trico Subsea AS has taken action to cancel the construction contracts for the Four Cancelled Tebma Vessels, and submitted draw requests to the financial institutions issuing the refund guarantees for the same vessels, in the approximate aggregate amount of $19 million, and (ii) Tebma has taken action to cancel the construction contracts for all six vessels, and initiated court proceedings in India to restrain Trico Subsea AS and the issuing financial institutions from acting in respect of the refund guarantees. We are in discussions with Tebma to resolve these disputes. In the case of the Four Cancelled Tebma Vessels, there is no assurance that the financial institutions that issued the refund guarantees will allow Trico Subsea AS to draw on such guarantees, in part or in whole, or that the total proceeds from such guarantees would equal approximately $19 million. In the case of the Two Remaining Tebma Vessels, there is no assurance that the vessel construction contracts remain in place, or that Tebma will complete the construction of such vessels. Further, there is no assurance that the refund guarantees on the Two Remaining Vessels, which have expiration dates and need to be periodically renewed, will continue to be renewed and be available if called upon by Trico Subsea AS. As we continue to try to reach a resolution of these matters and/or call on the refund guarantees, we will continue to assess the approximately $84 million book value of the Two Remaining Tebma vessels, and the approximately $19 million remaining book value of the Four Cancelled vessels. In the process of completing an impairment analysis, we may determine that an impairment of the Two Remaining Tebma Vessels, and/or a further impairment with respect to the Four Cancelled Tebma Vessels is necessary.
Note: This Notification of Late Filing on Form 12b-25 contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements can be identified by the use of forward-looking terminology, including “may,” “believe,” “will,” “expect,” “anticipate,” “estimate,” “plan,” “intend,” and “forecast,” or other similar words. Statements contained in this Form 12b-25 are based upon information presently available to the Company and assumptions that it believes to be reasonable. The Company is not assuming any duty to update this information should those facts change or should it no longer believe the assumptions to be reasonable. Investors are cautioned that all such statements involve risks and uncertainties, including without limitation, statements concerning the filing of the Quarterly Report. The Company’s actual decisions, performance, and results may differ materially.

Trico Marine Services, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	August 10, 2010	By	/s/ Brett Cenkus

Brett Cenkus
General Counsel and Secretary

ATTENTION
Intentional misstatements or omissions of fact constitute
Federal Criminal Violations (See 18 U.S.C. 1001)